Filed Pursuant to Rule 424(b)(4)
Registration No. 333-264229
PROSPECTUS

Stabilis Solutions, Inc.
13,444,944 Shares
Common Stock, par value $0.001 per share
This prospectus relates to the offering for resale from time to time by the selling stockholders identified herein in "Selling Stockholders" (which term, as used in this prospectus, includes pledgees, donees, transferees or other successors-in-interest) of up to an aggregate of 13,444,944 shares of our common stock, par value $0.001 per share. The selling stockholders acquired the shares registered hereunder in private placements between us and the selling stockholders. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of any shares of common stock by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of shares of our common stock.
The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” on page 37 of this prospectus for a more complete description of the ways in which the shares may be sold.
Because all of the shares of common stock offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus.
You should carefully read this prospectus and any applicable prospectus supplement before you invest in any of our securities. You should also read the documents we have referred you to in the “Incorporation of Certain Information by Reference” section of this prospectus for information about us and our financial statements.
Our common stock is traded on The Nasdaq Stock Market LLC under the symbol “SLNG.” On April 25, 2022, the closing price of our common stock on the Nasdaq was $4.79 per share.

________________________
Our business and investment in our common stock involves risks. The risks are described in the section titled “Risk Factors” beginning on page 7 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
________________________
The date of this prospectus is April 26, 2022

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus provides you with a general description of us and the common stock offered under this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” and any additional information that you may need to make your investment decision including any of the documents we incorporated by reference.
We have not authorized any dealer, salesman or other person to provide you with information other than the information contained in or incorporated by reference into this prospectus. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of the prospectus or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.
The market data and certain other statistical information used throughout this prospectus or incorporated by reference into this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.
Unless the context requires otherwise or unless stated otherwise, references to the “Company,” “Stabilis,” “we,” “our”
and “us” refer to Stabilis Solutions, Inc. and its subsidiaries on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein include statements that constitute "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements may relate to, but are not limited to, information or assumptions about us, our capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, and management’s plans, strategies, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “seek,” “project,” “plan” or similar expressions. Any statement that is not a historical fact is a forward-looking statement. It should be understood that these forward-looking statements are necessarily estimates reflecting the best judgment of senior management, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus and the documents incorporated by reference herein as described under the heading “Incorporation of Certain Information by Reference.”
Forward-looking statements represent intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus and the documents incorporated by reference herein, important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below.

SUMMARY RISK FACTORS
Risks Relating to Our Business and Industry
•We may not be able to implement our business strategy;
•Our business may require additional funding from various sources, which may be on unfavorable terms;
•We may not be profitable for an indeterminate period of time;
•The loss of a significant customer could adversely affect our operating results;
•We could be materially and adversely affected if any customer fails to perform its contractual obligations;
•Any failure to perform by our counterparties under agreements may adversely affect our operating results, liquidity and access to financing;
•Our customer contracts are subject to termination under certain circumstances;
•Cyclical or other changes in the demand for and price of LNG and natural gas may adversely affect us;
•Failure to maintain sufficient working capital could limit our growth and harm our business;
•Operation of our LNG infrastructure, plants and other assets involves particular, significant risks;
•Climate change may increase the frequency and severity of weather events and other natural disasters that could result in an interruption of our operations, a delay in the completion of future facilities, or delays in payments from our customers;
•Our insurance may be insufficient to cover losses that may occur to our property or result from our operations;
•Our energy-related infrastructure is subject to operational, regulatory, environmental, political, legal and economic risks;
•We are relying on third party contractors to operate our business and execute our strategy;
•We may not be able to purchase or receive physical delivery of natural gas in sufficient quantities and/or at economically attractive prices to satisfy our delivery obligations;
•Changes in legislation and regulations could have a material adverse impact on our business, results of operations, financial condition, liquidity and prospects;

•We face competition in the LNG industry which is intense, and some of our competitors have greater financial, technological and other resources than we currently possess;
•Failure of LNG to be a competitive source of energy in the markets in which we operate, and seek to operate, could adversely affect our expansion strategy;
•Our lack of diversification could have an adverse effect on our business, operating results, liquidity and prospects;
•Our risk management strategies cannot eliminate all LNG price and supply risks; any non-compliance with our risk management strategies could result in significant financial losses;
•We may experience increased labor costs, and the unavailability of skilled workers or failure to attract and retain qualified personnel could adversely affect us;
•We may incur impairments to goodwill or long-lived assets;
•A major health and safety incident involving LNG or within the energy industry may lead to more stringent regulation of LNG operations or the energy business generally, resulting in difficulties in obtaining permits, on favorable terms, and may otherwise lead to significant liabilities and reputational damage;
•Failure to obtain and maintain permits, approvals and authorizations from governmental and regulatory agencies could impede operations and could have a material adverse effect on us;
•Existing and future environmental, health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions;
•Environmental, social, and governance (“ESG”) goals, programs, and reporting may impact our access to capital;
•Our Chinese Joint Venture, BOMAY, has a limited life and is subject to risk that it may not be renewed;
•We have operations and investment in foreign countries and we could experience losses from foreign economies as well as unexpected operating, financial, political or cultural factors; and
•Our ability to maintain our liquidity may be materially and adversely affected if we are unable to access the capital markets or if any significant customer fails to perform its contractual obligations for any reason.
Risks Inherent in an Investment in Us
•Investment in us is speculative, and our common stock is thinly traded with a limited market and volatile;
•We may continue to incur losses and may never achieve profitability;
•Our Company may need substantial additional funding or we may be compelled to delay, reduce or eliminate portions of our existing business operations and development efforts;
•Raising additional capital may cause dilution to our stockholders or restrict our operations;
•Casey Crenshaw has voting control over our Company, and we may have conflicts of interest arising out of transactions with parties related to Casey Crenshaw;
•Provisions in our corporate charter documents and under Florida law could make an acquisition of the Company, which may be beneficial to its stockholders, more difficult and prevent attempts by our stockholders to replace or remove our current management;
•We do not anticipate that we will pay any cash dividends in the foreseeable future;
•Our present and future success depends on key members of our management team and certain employees and our ability to retain such key members, the loss of any of whom could disrupt our business operations; and
•Our success will depend on pre-existing relationships with third parties; any adverse changes in these relationships could adversely affect our business, financial condition or results of operations.
Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements contained herein or the documents incorporated by reference herein. Any forward-looking statements made by us in this prospectus or documents incorporated by reference herein speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. All forward-looking statements included in this prospectus or the documents incorporated by reference herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.
In this prospectus or the documents incorporated by reference herein, we may rely on and refer to information from market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified it.
v

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and the documents that we incorporate by reference. It is not complete and does not contain all of the information that you should consider before making an investment decision. For a more complete understanding of our business and this offering and before making any investment decision, you should read the entire prospectus and the documents incorporated by reference, including the section entitled “Risk Factors” commencing on page 7 of this prospectus and the “Risk Factors” section contained in our Annual Report on Form 10-K for the year ended December 31, 2021 (our “Annual Report”) and any subsequently filed Quarterly Reports on Form 10-Q.
Stabilis Solutions, Inc.
Stabilis Solutions, Inc. and its subsidiaries (the “Company”, “Stabilis”, “our”, “us” or “we”) is an energy transition company that provides turnkey clean energy production, storage, transportation and fueling solutions primarily using liquefied natural gas (“LNG”) to multiple end markets across North America. We have safely delivered over 360 million gallons of LNG through more than 36,000 truck deliveries during our 17-year operating history, which we believe makes us one of the largest and most experienced small-scale LNG providers in North America. We define “small-scale” LNG production to include liquefiers that produce less than 1,000,000 LNG gallons per day and “small-scale” LNG distribution to include distribution by trailer or tank container up to 15,000 LNG gallons or marine vessels that carry less than 8,000,000 LNG gallons. We provide LNG solutions to customers in diverse end markets, including aerospace, agriculture, industrial, utility, pipeline, mining, energy, remote clean power, and high horsepower transportation markets. Our customers use LNG as a partner fuel for renewable energy, and as an alternative to traditional fuel sources, such as distillate fuel oil and propane, to reduce harmful environmental emissions and lower fuel costs. Our customers also use LNG as a “virtual pipeline” solution when natural gas pipelines are not available or are curtailed. We also have the capability, knowledge and expertise to deliver other clean energy fuels still in commercial development such as hydrogen, renewable natural gas and synthetic natural gas.
We also provide electrical switch-gear, generator and instrumentation construction, installation and service to the marine, power generation, oil and gas, and broad industrial market segments in Brazil. Our products are used to safely distribute and control the flow of electricity from a power generation source to mechanical devices utilizing the power. We also offer a range of electrical and instrumentation turnarounds, maintenance and renovation projects.
Additionally, we have a 40% interest in our Chinese joint venture, BOMAY Electric Industries, Inc (“BOMAY”) which builds power and control systems for the energy industry in China.
Our Industry
LNG can be used to deliver natural gas to locations where pipeline service is not available, has been interrupted, or needs to be supplemented. LNG can also be used to replace a variety of alternative fuels, including distillate fuel oil (including diesel fuel and other fuel oils) and propane, among others to provide both environmental and economic benefits. We believe that these alternative fuel markets are large and provide significant opportunities for LNG substitution.
In addition, other clean energy solutions such as hydrogen will play an increasingly important role in the energy transition as clean energy initiatives increase globally.
We believe that LNG as well as other clean energy solutions will provide an important balance between environmental sustainability, security and accessibility, and economic viability and will play a key role in the energy transition.
Our Competitive Strengths
Stabilis believes that we are well positioned to execute our business strategies based on the following competitive strengths:
LNG is an economically and environmentally attractive product. Stabilis believes that many of our customers use LNG because it can significantly reduce harmful carbon dioxide, nitrogen oxide, sulfur, particulate matter, and other emissions as compared to other hydrocarbon-based fuels. LNG is also an important partner fuel for renewables such as solar and wind power and will be a key component of the energy transition to more sustainable sources of energy. We also believe that the combination of cost and environmental benefits makes LNG a compelling fuel source for many energy consumers. We believe that LNG can be delivered to customers at prices that are lower and more stable than what they would pay for distillate fuels or propane. In addition, several of our customers have reported that LNG as a fuel decreases their operating costs by reducing equipment maintenance requirements and providing more consistent burn characteristics.

Demonstrated ability to execute LNG projects safely and cost effectively. Stabilis has produced and delivered over 360 million gallons of LNG to our customers throughout our 17-year operating history. Our experience includes building and operating LNG production facilities, delivering LNG from third-party sources to our customers, and designing and executing a wide-variety of turnkey LNG fueling solutions for our customers using our cryogenic equipment fleet supported by our field service team. We have experience serving customers in multiple end markets including aerospace, industrial, utilities and pipelines, mining, energy, remote clean power, and transportation. We also have experience exporting LNG to Mexico and Canada. Finally, we believe our team is among the most experienced in the small-scale LNG industry. We believe that we can leverage this proven LNG execution experience to grow our business in existing markets and expand our business into new markets including the nascent hydrogen market. The production and distribution of hydrogen shares many attributes with LNG and we believe hydrogen will be a safe fuel and increasingly cost effective as acceptance grows.
Comprehensive provider of “virtual natural gas pipeline” solutions throughout North America. Stabilis offers our customers a comprehensive off-pipeline natural gas solution by providing the supply infrastructure, transportation and logistics, and field service support necessary to deliver LNG to them in a program that is tailored to their consumption needs. We believe we own one of the largest fleets of cryogenic transportation, storage, and vaporization equipment in North America. We can provide our customers LNG and related services for a wide variety of applications almost anywhere in the United States, Canada and Mexico. We believe that our ability to be a “one stop shop” for all of our customers’ off-pipeline natural gas requirements throughout North America is unique among LNG providers. We believe our LNG experience allows us to expand our comprehensive offerings using hydrogen.
Ability to leverage existing LNG production and delivery capabilities into new markets. Stabilis believes that our experience producing and distributing LNG can be leveraged to grow into new geographic and service end markets. Since our founding we have expanded our service area across the United States, northern Mexico, and western Canada. We have also expanded our industry coverage to include multiple new end markets and customers. We accomplished this expansion into new markets by leveraging our LNG production and distribution expertise, in combination with our cryogenic engineering and project development capabilities, to meet new customer needs.
Growth Strategy
Stabilis’ primary business objective is to provide superior returns to our shareholders by becoming the leading vertically integrated small-scale LNG solution provider in North America. We intend to accomplish this objective by implementing the following growth strategies:
Expand our LNG production business throughout North America. Stabilis believes that the customers and markets we serve could benefit from localized LNG supply sourcing. To this end, we believe that expanding our LNG liquefaction footprint throughout North America will enhance our competitive position by lowering our delivered cost and by creating a comprehensive and reliable supply network for our customers. We intend to leverage our liquefier development, construction, and operations experience to develop new liquefiers in markets that require LNG supply. We may build new liquefiers or acquire existing liquefiers based on whichever offers the best service to our customers and returns to our investors.
Expand our LNG distribution business throughout North America. Stabilis believes that expanding our LNG distribution capabilities throughout North America will enhance our competitive position by creating a comprehensive and reliable supply network for our customers, lowering our delivered LNG costs, and expanding our ability to service new industries and geographies. We currently provide LNG distribution and field service support throughout the United States and parts of Mexico. We plan to expand our distribution capabilities by adding equipment to our fleet. In addition, we plan to explore opportunities that expand our geographic reach and industry expertise, including expansion into aerospace and marine bunkering.
Consistent with our strategy to expand our LNG production business, Stabilis will focus the expansion of our LNG distribution business in the United States and Mexico. We believe that supporting our liquefiers with our distribution capabilities optimizes our asset base and our ability to service our customers. We also plan to expand our third-party LNG supply network in these markets so we can provide our customers with comprehensive and reliable service.
Expand our ability to deliver other clean energy fuels to our customers. Stabilis has the ability, knowledge and expertise to deliver other clean energy fuels still in commercial development such as hydrogen and renewable natural gas. We believe these clean energy solutions will play an increasingly important role as clean energy initiatives increase globally.

Maintain financial strength and flexibility. Stabilis will seek to maintain a conservative balance sheet which we believe will allow us to better react to market opportunities. We believe that maintaining adequate balance sheet flexibility, along with positive cash flows from operations, will provide us with sufficient liquidity to execute on our business strategies.
Share Exchange Transaction
On July 26, 2019 (the “Effective Date”), the Company completed a share exchange (the “Share Exchange”) with American Electric Technologies, Inc. (“American Electric”) and its subsidiaries. In the Share Exchange, American Electric acquired directly 100% of the outstanding limited liability company membership interests of Stabilis Energy, LLC (“Stabilis LLC”) from LNG Investment Company, LLC, and 20% of the outstanding limited liability membership interests of PEG Partners, LLC (“PEG”) from AEGIS NG LLC (“AEGIS”). AEGIS owned a 20% non-controlling interest of PEG. The remaining 80% of the outstanding limited liability company interests of PEG were owned directly by Stabilis LLC. As a result, Stabilis LLC became a direct 100% owned subsidiary of American Electric and PEG became an indirectly-owned 100% subsidiary of American Electric.
Immediately following the Effective Date, the Company declared a reverse stock split of its outstanding common stock at a ratio of one-for-eight, American Electric changed its name to Stabilis Energy, Inc., and our common stock began trading under the ticker symbol “SLNG”. In connection with the Share Exchange, the Company issued 13,178,750 post-split shares of common stock to acquire Stabilis LLC, which represented approximately 90% of our total amount of common stock issued and outstanding as of the Effective Date. The proposed transaction was approved by the shareholders of the Company at a Special Meeting of Stockholders. The Share Exchange resulted in a change of control of the Company to control by Casey Crenshaw by virtue of his beneficial ownership of 88.4% of our common stock outstanding as of the Effective Date.
The securities being registered for resale herein include 12,580,808 shares of common stock owned by LNG Investment Company, LLC and 364,136 owned by JCH Crenshaw Holdings, LLC, both beneficially owned by Casey Crenshaw, that were issued in connection with the Share Exchange. The shares are subject to a registration rights agreement, dated the Effective Date, by and between the Company, LNG Investment Company, LLC, and AEGIS, filed as Exhibit 4.2 to the registration statement of which this prospectus forms a part.
Risk Factors
Investing in our common stock involves risks. You should carefully read and consider the “Summary Risk Factors” in this prospectus, and the section titled "Risk Factors”" in our Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and all other information in this prospectus and the documents incorporated by reference herein before investing in our common stock.
Principal Executive Offices
Our principal executive offices is located at 11750 Katy Freeway, Suite 900, Houston, Texas 77079. Our telephone number is 832-456-6500 and our website address is www.stabilis-solutions.com. Information contained in, or that can be accessed through, our website does not constitute a part of this prospectus, and inclusion of our website address in this prospectus and the information incorporated by reference is intended to be an inactive textual reference only.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, and accordingly may provide less public disclosure than larger public companies, including the inclusion or incorporation by reference of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The Offering

Common Stock Offered by the Selling Stockholders:	13,444,944 shares of our common stock, par value $0.001 per share.

Common Stock Outstanding:	18,192,602 shares of common stock outstanding as of April 8, 2022

Use of Proceeds:	We will not receive any proceeds from the sale of shares in this offering. See the section titled "Selling Stockholders" for additional information.

Risk Factors:	See “Risk Factors” and the other information included in this prospectus and incorporated by reference for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Listing and Trading Symbol:	Our common stock is traded on The Nasdaq Stock Market, LLC under the symbol “SLNG.”
Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock that will be outstanding immediately after this offering is based on 18,192,602 shares of common stock outstanding as of April 8, 2022 and does not include:
•465,781 shares of common stock underlying restricted stock units that were outstanding as of April 8, 2022;
•1,300,000 shares of common stock underlying options related to Mr. Ballard granted in 2021 with a strike price of $10.00 per share;
•774,505 shares of common stock underlying options related to Mr. Ballard, Mr. Puhala, Mr. Knight and other certain key members of management, granted in 2022, with a strike price of $6.00 per share;
•511,083 shares of common stock available for future issuance under the Company’s Amended and Restated 2019 Long Term Incentive Plan; and
•62,500 shares of common stock underlying warrants issued with a weighted average price of $18.08 per share which expire November 13, 2022.

SUMMARY FINANCIAL INFORMATION
The following tables summarize our financial data for our business for the years ended December 31, 2021 and 2020. The summary financial data for the years ended December 31, 2021 and 2020 are derived from Stabilis Solutions, Inc.’s audited consolidated financial statements included in our Annual Report, incorporated by reference in this prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of the operating results to be expected in the future.
The following summary consolidated financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	Year Ended December 31,
	2021		2020
Statement of Operations Data
Revenues	$77,165		$41,550
Operating expenses:
Costs of revenues	59,481		30,011
Selling, general and administrative expenses, including gains on asset disposition and asset impairments	17,672		10,481
Depreciation	9,059		9,041
Loss from operations before equity income	(9,047)		(7,983)
Net equity income from foreign joint ventures	1,783		2,456
Loss from operations	(7,264)		(5,527)
Interest expense, net	(950)		(916)
Other income (expense)	1,224		(57)
Loss before income tax expense	(6,990)	-6990000	(6,500)
Income tax expense	808		256
Net loss	$(7,798)		$(6,756)

	December 31, 2021	December 31, 2020
Balance Sheet Data
Cash and cash equivalents	$2,060	$1,814
Property, plant and equipment, net	54,687	52,038
Total Current Assets	15,533	10,813
Total Assets	87,336	80,313
Total Liabilities	26,277	18,283
Total Stockholders' Equity	61,059	62,030

RISK FACTORS
An investment in our common stock involves a significant degree of risk. Before you invest in our common stock, you should carefully consider the following risk factors together with all of the other information incorporated by reference in this prospectus, including the risks described in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, any subsequently filed Current Reports on Form 8-K and our audited consolidated financial statements and related notes and unaudited interim financial statements and related notes, which are incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporated by reference, in evaluating an investment in our common stock. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, cash flows and results of operations. If that occurs, the trading price of our common stock could decline materially and you could lose all or part of your investment. The risks described in the Annual Report are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and/or operating results. Past financial and operational performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Please also read carefully the section above entitled “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS
All securities sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We will bear the expenses in connection with the registration of the shares of our common stock offered hereby; all other expenses of issuance and distribution, including brokers’ or underwriters’ discounts and commissions, if any, and all transfer taxes and transfer fees relating to the sale or disposition of the common stock by the selling stockholders will be borne by the selling stockholders.

MARKET PRICE OF OUR COMMON STOCK
Our common stock traded under the symbol “SLNG” on the OTCQX Best Market from October 3, 2019 to April 28, 2021. On April 29, 2021 the Company’s common shares commenced trading on The Nasdaq Stock Market LLC under the same symbol “SLNG.”
The closing sale price of our common stock on April 25, 2022 was $4.79 per share. As of April 25, 2022 we had 24 holders of record of our common stock, based on information provided by our transfer agent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Our discussion and analysis of financial condition and results of operations is incorporated by reference from Part II, Item 7 of the Company’s Annual Report on Form 10-K as filed with the SEC on March 10, 2022 (see “Incorporation of Certain Information by Reference”).

BUSINESS
The description of our business is incorporated by reference from Part I, Item 1 of the Company’s Annual Report on Form 10-K as filed with the SEC on March 10, 2022 (see “Incorporation of Certain Information by Reference”).

PROPERTIES
The description of our properties is incorporated by reference from Part I, Item 2 of the Company’s Annual Report on Form 10-K as filed with the SEC on March 10, 2022 (see “Incorporation of Certain Information by Reference”).

MANAGEMENT
Directors and Executive Officers of Stabilis Solutions, Inc.
The following table sets forth the names, ages (as of March 9, 2022) and titles of our current executive officers and directors.

Name	Age	Position
J. Casey Crenshaw	47	Chairman of the Board of Directors
Westervelt T. Ballard, Jr.	50	President, Chief Executive Officer and Director
Andrew L. Puhala	52	Chief Financial Officer
James G. Aivalis	63	Director
Benjamin J. Broussard	43	Director
Stacey B. Crenshaw	45	Director
Edward L. Kuntz	77	Director
Peter C. Mitchell	66	Director
Matthew W. Morris	50	Director
J. Casey Crenshaw
Chairman of the Board of Directors
J. Casey Crenshaw, age 47, was appointed Chairman of Stabilis on July 26, 2019. Prior to the completion of the Share Exchange, he served on the Board of Directors of American Electric from 2012 to July 2019 and as the Executive Chairman of the Board of Directors of Stabilis Energy, LLC from November 2018 until July 2019. Mr. Crenshaw previously served as President of Stabilis Energy, LLC from its formation in February 2013 until November 2018. Mr. Crenshaw also serves as President and a member of the Board of Directors of The Modern Group, Ltd, a privately-owned diversified manufacturing, parts and distribution, rental/leasing and finance business headquartered in Beaumont, Texas. Mr. Crenshaw has held various executive positions with The Modern Group since 1997, including over 10 years as CFO.  Mr. Crenshaw holds a BA in Finance from Texas A&M University. Mr. Crenshaw is spouse of director Stacey B. Crenshaw.
Westervelt T. Ballard, Jr.
President, Chief Executive Officer and Director
Westervelt T. Ballard, Jr., age 50, was appointed President, Chief Executive Officer and a director on August 23, 2021. Mr. Ballard served as Executive Vice President, Chief Financial Officer and Treasurer of Superior Energy Services, Inc., a highly diversified provider of rental equipment, manufactured products, and engineered and specialized services to the global energy industry from 2018 to 2021. At Superior, Mr. Ballard served in a variety of progressive roles during his 13-year career, including as an operations executive vice president from 2012 to 2018 with full responsibility over strategic and commercial direction, capital allocation, operations, safety, financial and administrative functions for a diversified portfolio of business lines operating in over 30 countries. Additionally, he served as Vice President of Corporate Development where he was responsible for sourcing, evaluating and executing acquisitions and strategic investments globally. Superior entered into Chapter 11 bankruptcy to consummate a prepackaged reorganization in December 2020 and emerged in February 2021. Mr. Ballard served in the United States Marine Corps, earning the rank of captain. He is a graduate of the University of Georgia and is a director of the Marine Corps-Law Enforcement Foundation.
Andrew L. Puhala
Chief Financial Officer
Andrew L. Puhala, age 52, has been Chief Financial Officer of Stabilis since November 2018. From August 2017 until November 2018, Mr. Puhala served as VP of Finance for The Modern Group, Ltd. From September 2015 to June 2017 he served as Chief Financial Officer of ERA Group Inc. (NYSE:ERA), a provider of helicopter transport services primarily to the energy industry. Mr. Puhala served as Chief Financial Officer of American Electric Technologies, Inc. from January 2013 to September 2015 and CFO of AccessESP from 2011- 2012. Mr. Puhala held a variety of senior financial roles at Baker Hughes, Inc. from 1996 - 2011 including VP finance- Middle East Region, Division Controller and Assistant Treasurer. Mr. Puhala is a Certified Public Accountant and received a BBA in Accounting and an MPA from the University of Texas at Austin.

James G. Aivalis
Director
James G. Aivalis, age 63, was appointed to the Board of Directors of Stabilis on July 26, 2019. From July 2019 through his retirement in January 2021, he served as Chief Operating Officer of Stabilis. He has served as a consultant to Stabilis since February 2021. Mr. Aivalis was the Chief Executive Officer, President and Director of Prometheus Energy Group from January 2013 until July 2019. He served as Managing Member of AEGIS NG, LLC from April 2016 until September 2019. From May 2006 through June 2012, Mr. Aivalis was the Chief Executive Officer and President of ThruBit, LLC, a Venture Capital funded company focused on drilling and evaluation technologies for horizontal wells and unconventional hydrocarbon reservoirs. From 2002 to 2006, Mr. Aivalis was GM/Managing Director at TenarisConnections, with global responsibilities for high performance OCTG premium connections. Mr. Aivalis served with Schlumberger from 1981 to 2002 with domestic and international roles in Management, Operations, Engineering, Project Management and Sales and Marketing. Mr. Aivalis served from October 2009 to September 2018 as a Non-Executive Director and Business Advisor with XACT Downhole Telemetry, Inc. in Calgary, Canada, and from August 2011 to December 2013 as a Business Advisor to Zinc Air Inc., developing grid scale flow batteries. Since June 2018, Mr. Aivalis has been a member of the Advisory Board at Florida Institute of Technology for the College of Engineering and Sciences. Mr. Aivalis holds a Bachelor of Science degree in Ocean Engineering from Florida Institute of Technology, has authored six patents focused on well construction and optimization technologies, and is a long-standing member of the Society of Petroleum Engineers.
Ben J. Broussard
Director
Ben J. Broussard, age 43, was appointed to the Board of Directors of Stabilis on July 26, 2019. Mr. Broussard has been the Chief Financial Officer for the Modern Group, Ltd since March 2021. Since joining the Modern Group in 2013 until March 2021 he served as the Director of Finance. Mr. Broussard began his career as a commercial banker with Washington Mutual Bank in 2001. After leaving the bank in 2008, he worked at T-Mobile until 2011 and as a consultant to Microsoft’s Global Procurement Group from 2011 to 2013. Mr. Broussard holds a BA from the University of Notre Dame and JD from South Texas College of Law Houston.
Stacey B. Crenshaw
Director
Stacey B. Crenshaw, age 45, was appointed to the Board of Directors of Stabilis on February 4, 2020. She co-founded Stabilis Energy, LLC in 2013. Prior to her role with Stabilis she was a practicing attorney with Germer Gertz, LLP from 2002 to 2004. Mrs. Crenshaw is the owner of ClaraVaille, a designer and retailer of custom jewelry. Mrs. Crenshaw is also actively involved in her local community through leadership roles at the Neches River Festival and the Symphony League of Beaumont. From 2006 to 2011 she was the founder and director of CHAD’s Place, a non-profit that held conferences and provided support groups for the bereaved. Mrs. Crenshaw has also served on several boards including Family Services of Southeast Texas, All Saints Episcopal School, and the advisory board of the Art Museum of Southeast Texas. Mrs. Crenshaw received a Bachelor of Liberal Arts degree in Journalism from Texas A&M University and a Doctor of Jurisprudence degree from the University of Houston Law Center. Mrs. Crenshaw is the spouse of Mr. Crenshaw.
Edward L. Kuntz
Director
Edward L. Kuntz, age 77, was appointed to the Board of Directors of Stabilis on July 26, 2019. He served on the Board of Directors and as Chairman of the Audit Committee of American Electric from September 2013 to July 2019. Mr. Kuntz currently serves as the Chairman of the Board of Directors of U.S Physical Therapy, Inc., a publicly held operator of physical therapy clinics and related businesses. He has been a director since 2014. Mr. Kuntz is the former Chairman and Chief Executive Officer of Kindred Healthcare, the largest diversified provider of post-acute care services in the United States. From 1998 through May 2014 he served as Chairman of the Board of Directors of Kindred and as Chief Executive Officer from 1998 to 2004. From 2000 through 2016, Mr. Kuntz served as a director of Rotech Healthcare, Inc., one of the largest providers of home medical equipment and related products and services in the United States. Mr. Kuntz received B.A., J.D. and L.L.M. degrees from Temple University.

Peter C. Mitchell
Director
Peter C. Mitchell, age 66, was appointed to the Board of Directors of Stabilis on July 26, 2019. He was most recently Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. a leading precious metals producer, which owns and operates mines throughout North America, including the Palmarejo complex in Mexico, one of the world’s largest silver mines. Peter joined Coeur as CFO in 2013, and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the company’s acquisition and divestiture activities and leading all capital markets activity in multiple equity and debt financings. Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies both public and private equity sponsored, among them Taseko Mines Ltd., Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. Mr. Mitchell is a former member of the Board of Directors and Audit Committee Chair for Northern Dynasty Minerals Ltd and is currently a member of the Board of Directors and Audit Committee Chair of Northcliff Resources Ltd., Taseko Mines Limited and Montage Gold Limited. He earned a BA in Economics from Western University, an MBA from the University of British Columbia, is a Chartered Accountant (CPA-CA).
Matthew W. Morris
Director
Matthew W. Morris, age 50, was appointed to the Board of Directors of Stabilis on November 2, 2021. Mr. Morris has served as a director for Cornerstone Strategic Value Fund, Inc., and Cornerstone Total Return Fund, Inc. since November 2017, and is a member of the Audit Committee and Nominating and Corporate Governance Committee for both companies. Mr. Morris served as CEO of Stewart Information Services Corporation from 2011 to September 9, 2019 and as President from September 9, 2019 to January 2020. Prior to serving as CEO, he served in various executive management positions for Stewart Information Services Corporation, Stewart Title Company and Stewart Title Guaranty Company. Mr. Morris also served as a consultant from January 16, 2020 to June 16, 2020. He previously served as director for a strategic litigation consulting firm, offering trial, and settlement sciences, crisis management and communications strategy. He received a Bachelor of Business Administration in organizational behavior and business policy from Southern Methodist University, and a Master of Business Administration with a concentration in finance from The University of Texas.
Controlled Company Exception
We are a “controlled company” in accordance with the rules of The Nasdaq Stock Market LLC because more than 50% of the voting power for the election of directors of the Company is beneficially held by Casey Crenshaw. As a controlled company, we may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) a nominating and corporate governance committee is established that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) a compensation committee is established that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on The Nasdaq Stock Market LLC, we will be required to comply with these provisions within the applicable transition periods.
Board Committees
The Company has appointed certain non-employee Board members to the Audit Committee and the Compensation Committee. Both Committees are governed by charters adopted by the Board. The charters establish the purposes of the Committees as well as membership guidelines. They also define the authority, responsibilities and procedures of each Committee in relation to the Committee’s role in supporting the Board and assisting the Board in discharging its duties in supervising and governing the Company.
Audit Committee
The Audit Committee consist of Messrs. Peter C. Mitchell (Chair), Edward L. Kuntz and Matthew W. Morris. The Board has determined that Mr. Mitchell satisfies the definition of “audit committee financial expert.”

The Audit Committee oversees, reviews, acts on and reports on various auditing and accounting matters to the Board, including the selection of our independent registered public accounting firm, the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent registered public accounting firm and our accounting practices. In addition, the Audit Committee oversees our compliance programs relating to legal and regulatory requirements. The Audit Committee also reviews any potential related party transactions between the Company and its executive officers and directors.
Compensation Committee
The Board of Directors established the Compensation Committee as a standing committee on September 11, 2019. The primary functions of the Compensation Committee are to review and approve the compensation of the Chief Executive Officer and the other executive officers of the Company, to recommend the compensation of the directors, to review and approve the terms of any employment agreements with executive officers and to produce an annual report for inclusion in the Company’s proxy statement. The Compensation Committee also administers and interprets the Company’s equity compensation and employee benefit plans and grants all awards under the employees stock incentive plan. The members of the Compensation Committee are currently J. Casey Crenshaw (Chairman), Peter C. Mitchell, Matthew W. Morris and Edward L. Kuntz. The Board of Directors determined that Messrs. Mitchell, Morris and Kuntz are considered independent as defined in the rules of the Nasdaq. A copy of the Compensation Committee charter is available at http://www.stabilis-solutions.com.
Compensation Committee Interlocks and Insider Participation
During 2021, our Compensation Committee members were J. Casey Crenshaw (Chairman), Peter C. Mitchell, Mushahid Khan (until resigning November 2, 2021), Matthew W. Morris (starting November 2, 2021) and Edward L. Kuntz. The Company has a number of Related Party Transactions with entities affiliated with Casey Crenshaw. Such transactions are described in Note 12 of the Audited Consolidated Financial Statements, which are incorporated by reference in this Prospectus.

Business Ethics and Conduct Policy
We have adopted a Code of Business Ethics and Conduct that is applicable to all employees, officers and members of our Board.

EXECUTIVE COMPENSATION
Overview and Objectives
We believe our success depends on the continued contributions of our named executive officers. We have established our executive compensation program to attract, motivate, and retain our key employees in order to enable us to maximize our profitability and value over the long term. Our policies are also intended to support the achievement of our strategic objectives by aligning the interests of our executive officers with those of our shareholders through operational and financial performance goals and equity-based compensation. We expect that our compensation program will continue to be focused on building long-term shareholder value by attracting, motivating and retaining talented, experienced executives and other key employees. Currently, our Principal Executive Officer oversees the compensation programs for our executive officers.
Named Executive Officers
We are currently considered a smaller reporting company within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer during the last completed fiscal year, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year.
On August 23, 2021, the Company appointed Westervelt T. Ballard, Jr. as its president and chief executive officer following the resignation of James Reddinger from those positions. Our named executive officers are:

Name	Principal Position
Westervelt T. Ballard, Jr.	Chief Executive Officer, President
Andrew L. Puhala	Chief Financial Officer
Koby Knight	SVP Solutions Support
James Reddinger	Former Chief Executive Officer, President
Summary Compensation Table
The following table below shows the total compensation information regarding each of the named executive officers for the fiscal years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All other compensation ($)		Total ($)
Westervelt T. Ballard, Jr.,	2021	$175,547	$—	$3,390,000	$2,879,000	$125,000	$—		$6,569,547
Chief Executive Officer (Current)	-	—	—	—	—	—	—		—
James Reddinger,	2021	333,333	—	—	—	—	666,667	(6)	1,000,000
Chief Executive Officer (Former)	2020	420,835	—	875,000	—	—	—		1,295,835
Koby Knight,	2021	325,000	—	—	—	125,000	12,000	(5)	462,000
SVP Solutions Support	2020	343,334	—	175,000	—	—	12,000	(5)	530,334
Andrew Puhala,	2021	315,000	—	—	—	103,150	—		418,150
Chief Financial Officer	2020	262,501	—	35,000	—	—	—		297,501
(1)    No bonus was earned for the fiscal years 2021 and 2020.
(2)    The amount represents the full aggregate grant date fair value of restricted stock units granted during the fiscal years 2021 and 2020, computed in accordance with FASB ASC 718. Restricted stock units are valued at market price of the Company's common stock at the closing price at the date of grant. These amounts do not represent the actual value that may be realized by named executive officers.
(3)    The Company granted Mr. Ballard 1,300,000 options (see "Employment Arrangements for Mr. Ballard" below). Amount represents the full aggregate grant date fair value in accordance with ASC 718. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of stock options granted to Mr. Ballard.
(4)    Pursuant to his Annual Incentive Plan, Mr. Ballard earned the maximum performance award of $125,000 for 2021 performance. Mr. Knight and Mr. Puhala earned performance awards of $125,000 and $103,150, respectively, for 2021 performance. No performance awards were earned for the fiscal 2020 year.
(5)    The amount represents an annual auto allowance paid out on a monthly basis.
(6)    The amount for James Reddinger represents severance pursuant to the "Separation Agreement" (see below "Separation Arrangements for Mr. Reddinger.")

During the year ended December 31, 2021, the Company granted Mr. Ballard Restricted Stock Units (RSUs) of 500,000. During the year ended December 31, 2020, Mr. Reddinger, Mr. Knight, and Mr. Puhala received RSUs of 500,000, 100,000, and 20,000, respectively. These RSUs are valued at market price of the Company's common stock closing price at the date of grant. Each RSU converts into one share of common stock on vesting.

Outstanding Equity Awards
The following table below provides information regarding outstanding stock and option awards held by the named executive officers as of December 31, 2021:

	Option Awards					Stock Awards
Name	Number of shares or units of stock Underlying Unexercised Options (#) Exercisable	Number of shares or units of stock Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: Number of unearned shares or units of stock that have not vested (#)	Market value of unearned shares or units of stock that have not vested ($) (1)
Westervelt T. Ballard, Jr.	1,300,000	—	$—	$10.00	8/23/2031	250,000	$1,695,000
Koby Knight	—	—	—	—	—	66,667	116,667
Andrew Puhala	—	—	—	—	—	13,333	23,333
James Reddinger	—	—	—	—	—	—	—
(1)    The amount represents the grant date fair value of restricted stock units granted. Restricted stock units are valued at market price of the Company's common stock at the closing price at the date of grant. These amounts do not represent the actual value that may be realized by named executive officers
During the year ended December 31, 2021, the Company granted Mr. Ballard restricted stock units of 500,000 and stock options of 1,300,000 (see below "Employment Arrangements for Mr. Ballard"). In 2020 Mr. Reddinger, Mr. Knight, and Mr. Puhala received restricted stock units of 500,000, 100,000, and 20,000, respectively. Mr. Reddinger's units vested immediately upon his resignation in August 2021 (see below "Separation Arrangements for Mr. Reddinger"). Mr. Knight and Mr. Puhala's units vest in one-third increments each year following the grant date of the award, subject to the terms and conditions of the award agreement. Each RSU converts into one share of common stock on vesting.
Additional Narrative Disclosures
Elements of Compensation
Historically, we have compensated our named executive officers with annual base salaries, annual cash incentive bonuses and employee benefits. Additionally, our named executive officers may be awarded long-term equity incentives in the form of restricted stock awards and stock options. We expect that these elements will continue to constitute the primary elements of our compensation program, although the relative proportions of each element, and the specific plan and award designs, will likely evolve as we become a more established public company.
Employment, Severance or Change in Control Agreements
Arrangements for James Aivalis
James G. Aivalis retired as our Chief Operating Officer on January 31, 2021 at which time his compensation for his executive services terminated and his post-retirement services as an independent consultant commenced pursuant to the terms of his executive employment agreement for the period from February 1, 2021 through January 31, 2022. On October 25, 2021 the Company entered into a consulting agreement (the “Consulting Agreement”) with Mr. Aivalis and Enatek Services, LLC (“Enatek”), an executive services provider, under which Enatek will provide the services of Mr. Aivalis as a consultant and advisor to the Company from February 1, 2022 to January 31, 2023 for the consideration of $12,500 per month plus certain health insurance benefits. Mr. Aivalis’ services to the Company under the Consulting Agreement will include serving as a non-independent member of the Company’s Board of Directors for no additional compensation if he remains on the board.
Prior to his retirement on January 31, 2021, the Company entered into an employment agreement with Mr. Aivalis covering the period from January 1, 2020 through January 31, 2021. Under the terms and conditions of the agreement, Mr. Aivalis received an annualized base salary of $325,000 and an annual bonus for 2019 service equal to $260,000 which was paid in 2020.

Employment Arrangements for Mr. Ballard
The Company has entered into an Employment Agreement with Mr. Ballard effective as of August 23, 2021 (the “Employment Agreement”) pursuant to which it agreed for a term of three years (unless terminated earlier pursuant to the terms of the Employment Agreement), subject to successive one-year extensions, to employ Mr. Ballard as its President and Chief Executive Officer. The Company agreed to cause Mr. Ballard to be elected to the Board and thereafter to cause him to be nominated as a director and recommend his election to stockholders on an annual basis during the term of his employment.
In consideration of his services, the Company has agreed to pay Mr. Ballard an annualized base salary of not less than $500,000. Mr. Ballard will be entitled to participate in the Company’s Annual Bonus Plan, with a target bonus based on performance to be determined by the Compensation Committee of the Board of Directors and to initially range from 50% of Mr. Ballard’s base salary for “threshold” performance, to 100% of his base salary for “target” performance, and 150% of his base salary for “maximum” performance. Notwithstanding the foregoing, Mr. Ballard’s bonus target for calendar year 2021 was prorated in the amount of $125,000. Additionally, the Company granted Mr. Ballard 500,000 restricted stock units (“RSUs”) under the Company’s 2019 Long Term Incentive Plan, subject to Board approval, of which (i) 250,000 RSUs vested on August 23, 2021, (ii) 125,000 RSUs will vest on August 23, 2022, and (iii) 125,000 RSUs will vest on August 23, 2023, conditioned on Mr. Ballard remaining continuously employed through each vesting date. The Company also agreed to grant Mr. Ballard 1,300,000 options to purchase the Company’s common stock under the 2019 Long Term Incentive Plan, subject to Board approval with a strike price equal to $10.00 per share, which will vest (i) 442,000 options on August 23, 2022, (ii) 429,000 options on August 23, 2023, and (iii) 429,000 options on August 23, 2024, conditioned on Mr. Ballard remaining continuously employed through each vesting date. Mr. Ballard shall not be permitted to exercise any of the options while he is employed by the Company on or before the expiration of his term of employment, unless (Y) in connection with a sale of an equal number of more of shares of stock by the Company’s Chairman of the Board, or (Z) the Company’s stock has traded at $20.00 or more per share for at least 120 consecutive days. Mr. Ballard will also be eligible to participate in all of the Company’s discretionary short-term and long-term incentive compensation plans and programs and other employee benefit plans which are generally made available to other similarly situated senior executives of the Company.
Upon a termination of the Employment Agreement by the Company without Cause (as defined in the Employment Agreement) or by Mr. Ballard resigning his employment for Good Reason (as defined in the Employment Agreement), the Company will cause the RSUs and options described above to become fully vested and will pay Mr. Ballard an amount equal to the base salary and target bonus (at “Target” performance) that he would have received during the period between the date the Employment Agreement is terminated and its expiration or renewal date, as applicable, or for 12 months following the date of termination of the Employment Agreement, whichever is greater. Additionally, the Company will pay a pro rata portion of the target bonus that would have been payable to Mr. Ballard for the year of termination, if his employment had not terminated, and will reimburse him for up to 18 months of certain COBRA payments if he timely elects to continue coverage under COBRA. If the Employment Agreement is terminated by the Company for Cause or by Mr. Ballard without Good Reason on or before 24 months from the effective date of the Employment Agreement, Mr. Ballard will forfeit or repay, as applicable, the shares of common stock he received with respect to the 250,000 RSUs that vested on the effective date of the Employment Agreement, with such forfeiture or repayment, as applicable, being net of any withholding obligations.
He will also forfeit any unvested part of the RSUs and options described if the Employment Agreement is terminated by the Company for Cause or by Mr. Ballard without Good Reason.
Upon a Change-in-Control (as defined in the Employment Agreement) of the Company, the RSUs and options described above would become fully vested, subject to Mr. Ballard’s continued employment through the effective date of the Change-in-Control.
Separation Arrangements for Mr. Reddinger
On August 22, 2021, the Company entered into a Separation and Release Agreement with Mr. Reddinger (the “Separation Agreement”) pursuant to which Mr. Reddinger voluntarily resigned from his employment with the Company and as a member of the Company’s Board of Directors, effective August 22, 2021. Under the Separation Agreement, the Company agreed to pay an amount equal to Mr. Reddinger’s base salary of $500,000 per year that he would have received between the date of his separation of employment and December 31, 2022. Additionally, the Company agreed that Mr. Reddinger’s 500,000 RSUs granted under the 2019 Long Term Incentive Plan fully vested as of the date of his separation of employment; provided that Mr. Reddinger agreed to lock-up restrictions on the sale of the shares of common stock issued upon vesting of the RSUs through December 31, 2022. In accordance with the 2019 Long Term Incentive Plan, the RSUs will be settled upon the earlier of (i) Mr. Reddinger’s death or (ii)

the date that is six months after his separation from service. Under the Separation Agreement, Mr. Reddinger provided a customary general release to the Company and also agreed to certain confidentiality, non-disclosure, non-competition, non-solicitation, non-disparagement, and cooperation covenants in favor of the Company.
Base Salary
Base salary is the fixed annual compensation we pay to each of our named executive officers for carrying out their specific job responsibilities. Base salaries are a major component of the total annual cash compensation paid to our named executive officers. Base salaries are determined after taking into account many factors, including (a) the responsibilities of the officer, the level of experience and expertise required for the position and the strategic impact of the position; (b) the need to recognize each officer’s unique value and demonstrated individual contribution, as well as future contributions; (c) the performance of the company and each officer; and (d) salaries paid for comparable positions in similarly-situated companies.
For the amounts of base salary that our named executive officers received in 2021 and 2020, see “Executive Compensation-Summary Compensation Table.” set forth above.
Our Board reviews the base salaries for each named executive officer periodically as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our Board considers individual and company performance over the course of the relevant time period. The Board may make adjustments to base salaries for named executive officers upon consideration of any factors that it deems relevant, including but not limited to: (a) any increase or decrease in the named executive officer’s responsibilities, (b) the named executive officer’s job performance, and (c) the level of compensation paid to senior executives of other companies with whom we compete for executive talent, as estimated based on publicly available information and the experience of our directors.
Annual Cash Bonuses and Annual Non-equity Incentive Plan Compensation
For the year ended December 31, 2021, Mr. Ballard earned non-equity incentive plan compensation of $125,000. Mr. Knight and Mr. Puhala earned non-equity incentive plan compensation of $125,000 and 103,150, respectively. No amounts were earned as non-equity incentive plan compensation for the year ended December 31, 2020.
Other Benefits
We offer participation in broad-based retirement, health and welfare plans to all of our employees.
Pension Benefits
We have not maintained and do not currently maintain a defined benefit pension plan or a supplemental executive retirement plan. Instead, our employees, including our named executive officers, may participate in a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986 (the “401(k) Plan”) pursuant to which employees are allowed to contribute a portion of their base compensation to a tax-qualified retirement account in a defined safe harbor 401(k) Plan, subject to limitations.
Non-Qualified Defined Contribution and Other Non-Qualified Deferred Compensation Plans
We have not had and do not currently have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.
Description of the Amended and Restated 2019 Long Term Incentive Plan
The following is a description of the material features of the Amended and Restated 2019 Long Term Incentive Plan (as amended to date, the “Plan”).
The Company has a long-term incentive plan which was approved by the Board of Directors on December 9, 2019 (the “2019 Plan”). In July 2021, the Company's Board of Directors approved the Amended and Restated 2019 Long Term Incentive Plan (the “Amended and Restated Plan”), which was subsequently approved by the Company's shareholders on September 14, 2021. Under the Amended and Restated Plan, the maximum number of shares of common stock available for issuance was increased from 1,675,000 shares to 4,000,000 shares.

Eligibility
Awards under the Amended and Restated Plan may be granted to employees, officers and directors of the Company and affiliates and any other person who provides services to the Company and its affiliates. (including independent contractors and consultants of the Company and its subsidiaries).
Shares Subject to the Plan
Prior to the amendment and restatement of the Plan, up to 1,675,000 shares of the Company’s common stock were authorized for issuance under the Plan. After approval at the 2021 Annual Meeting of the stockholders of the Company, on September 14, 2021, an additional 2,325,000 shares were authorized for issuance under the Plan, for a total of 4,000,000 shares, pursuant to awards under the amended and restated Plan. In the event of certain changes in the Company’s common stock such as recapitalization, reclassification, stock split, combination or exchange of shares, stock dividends or the like, appropriate adjustment will be made in the number and kind of shares available for issuance under the Plan and the purchase price, if any, per share.
Administration
The Plan is administered by the Compensation Committee (the “Committee”) of the Board except to the extent that the Board elects to administer the Plan. The Committee has the full and exclusive power to construe, interpret and administer the Plan, including, but not limited to, the authority to designate which eligible participants are to be granted awards and to determine the type of award and the number of shares to be subject thereto and approve forms of award agreements for use under the Plan and the terms and conditions thereof, consistent with the terms of the Plan, including under what circumstances awards may be vested, settled, exercised, cancelled or forfeited. The Committee is also authorized to adopt, amend and revoke rules relating to the administration of the Plan, modify, waive or adjust any term or condition, and determine treatment of awards upon termination of employment or other service relationship and impose a holding period with respect to an award.
Awards Under the Plan
The Plan provides that the Committee may grant or issue stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalents, substitute awards and other stock-based awards and cash awards and/or any combination of the foregoing, pursuant to a written agreement and may contain such terms as the Committee determines. Subject to the provisions of the Plan, the Committee has the sole and complete authority to determine the eligible recipients of awards under the Plan. All awards shall be subject to such terms, conditions and restrictions determined by the Committee and included in the award agreement. Such terms, conditions and restrictions may include provisions related to vesting of awards, and the effect of a participant’s termination of employment and change of control of the Company on outstanding awards under the Plan. No participant may receive a grant covering more than 2,000,000 shares of our common stock in any year and a non-employee member of the Board may not be granted more than 100,000 shares in any year.
The Plan and all awards granted thereunder are subject to any written clawback policies that the Company may adopt.
Share Counting Rules
When the Committee grants an award under the Plan, the full number of shares subject to the award is charged against the number of shares that remain available for delivery pursuant to awards. After grant, the number of shares subject to any portion of an award that is canceled or that expires without having been settled in shares, or that is settled through the delivery of consideration other than shares, will be available for new awards. If shares are tendered or withheld to pay the exercise price of an award or to satisfy a tax withholding obligation, those tendered or withheld shares will be available for new awards.
Stock Options
Stock options provide for the right to purchase shares of Company common stock at a specified price as determined by the Committee, provided that the exercise price per share of common stock option may not be less than 100% of the fair market value of a share as of the date the option is granted. Stock options granted under the Plan may be incentive stock options (“ISOs”) that are designed to comply with the provisions of Section 422 of the Internal Revenue Code (the “Code”) and will be subject to restrictions contained in the Code or nonqualified stock options (“NQSOs”). The maximum number of shares of Company common stock that may be issued upon the exercise of ISOs may not exceed the total number of shares available for grant under the Plan as set forth above under “Shares Subject to the Plan." Stock options may be granted for a term specified by the Committee, provided that no option may be exercisable after ten years from the date of grant. The Committee may accelerate the exercisability of any option or portion thereof at any time. The Committee may provide in the option agreement that all or a part of the shares received by an optionee upon the exercise of a NQSO shall be restricted shares subject to any or all of the restrictions or conditions described below.
Exercise Price. The exercise price for each stock option will be determined by the Committee, but will not be less than 100% of the fair market value of a share of common stock on the date of grant. If an ISO is granted to a ten percent stockholder of the Company (as defined in the Plan), the exercise price will be at least 110% of the fair market value of a share on the date of grant.
Exercise of Options. The Committee determines when options become exercisable and, in its discretion, may accelerate the vesting of any outstanding option or extend the term of a NQSO set to expire prior to ten years from the date of issuance. The means of payment for shares issued upon exercise of an option are specified in each option agreement. The Plan permits payment to be made by cash, check, wire transfer, other shares of Company common stock and options issued under the Plan. All payment methods other than payment of cash, check and wire transfer will be subject to such restrictions as may be established by the Committee or applicable law or the rules of any applicable stock exchange. The participant must pay any required tax withholding in cash at the time of exercise or the Company may make other arrangements for the payment of such withholding tax obligations, including withholding compensation otherwise due the participant or utilizing Company stock due under the award.
Limits on Exercisability. No option will be exercisable after the expiration of ten years from the date an option is granted (five years with respect to an ISO held by an optionee who is a ten percent stockholder of the Company). Options will be exercisable at such times as determined by the Committee. Unless otherwise specified at the time of grant of the option, an option will become exercisable as to one-third of the shares in the first year after grant, an additional one-third on the first anniversary of the date of grant and fully exercisable on the second anniversary of the date of grant. An option granted under the Plan will generally expire on the first to occur of: (i) conviction of a felony against the Company (ii) three (3) months after the date of a termination of employment or retention for any reason other than death or (iii) six (6) months after death of the optionee; provided that the Committee may specify in the document governing the option that an option may be exercisable during a longer period. ISOs held by a participant under the Plan and any other plans of the Company may not become exercisable for the first time during any calendar year in excess of $100,000.
Stock Appreciation Rights
A stock appreciation right may be granted by the Committee in its discretion. The grant price for each stock appreciation right shall be determined by the Committee and shall be specified in the applicable award agreement, but in no event shall the grant price be less than the fair market value of the shares of common stock of the Company on the date the stock appreciation right is granted. The term of the stock appreciation right shall be determined by the Committee and specified in the award agreement, which relates to the stock appreciation right. No stock appreciation right will be exercised after the tenth anniversary from the date of its grant. Stock appreciation rights may be exercised subject to the terms and conditions the Committee imposes. Upon the exercise of a stock appreciation right the participant is entitled to receive Company common stock or other compensation at the time of exercise valued at the amount of the difference between the grant price of the exercised stock appreciation right and the fair market value of the shares at the time the stock appreciation right is exercised.
Restricted Stock
Shares of common stock may be granted by the Committee to an eligible participant and made subject to vesting requirement and restrictions on sale, pledge or other transfer by the participant for a certain period (the restricted period). All shares of restricted stock will be subject to such restrictions as the Committee may provide in an award agreement with the participant, including provisions obligating the participant to forfeit or resell the shares to us in the event of termination of employment or service. The participant’s rights with respect to such shares shall be subject to the restrictions provided in the award agreement and the Plan. As a condition to the grant of an award of restricted stock, the Committee may allow a participant to elect, or may require, that any cash dividends paid be automatically reinvested in additional shares of restricted stock.
Restricted Stock Units

A restricted stock unit represents the right to receive from us, on the respective scheduled vesting or payment date for such restricted stock unit, one share of common stock. An award of restricted stock units may be subject to vesting and forfeiture provisions and such other terms and conditions as the Committee may determine, subject to the provisions of the Plan.
Stock Awards
Each stock award under the Plan will contain provisions regarding (1) the number of shares subject to such stock award or a formula for determining such number, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria, if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) such terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the Committee, (5) restrictions on the transferability of the stock award, and (6) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Committee. Such awards may be granted or sold in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such participant.

Dividend Equivalents
Dividend equivalents may be granted by the Committee to an eligible participant, entitling the participant to receive cash, stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of stock. They may be awarded on a free-standing basis or in connection with another award.
Other Stock-Based Awards
The Committee may grant such other awards that may be denominated or payable in, or otherwise based on, or related to, stock, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of stock, purchase rights for shares of stock, awards valued by reference to the book value of stock. The Committee shall determine the terms and conditions of such other stock-based awards.
Cash Awards
The Committee is authorized to grant cash awards, on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.
Substitute Awards
Awards may be granted in substitution or exchange for any other award granted under the Plan or under another plan of the Company. Awards may also be granted under the plan in substitution or exchange for awards held by individuals who become Eligible Persons (as defined in the Plan) as a result of a merger, consolidation or acquisition by the Company.
Performance Awards
The Committee is authorized to designate any of the awards granted as performance awards which are subject to the achievement of pre-established performance goals for a specified period following the grant which, depending on the extent to which such performance criteria are met in such performance period, will determine, in the manner set forth in the applicable award agreement, the value and/or number of each award that will be paid to the participant. The pre-established performance goals will be based on any or a combination of the following business criteria applied to the Company as a whole, a Company division or a subsidiary: (1) revenues, sales or other income; (2) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, and/or cash flows from financing activities; (3) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (4) income, operating income or net income; (5) earnings or earnings margin determined before or after any one or more of depletion, depreciation and amortization expense; exploration and abandonments; impairment of oil and gas properties; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; income taxes; or other items; (6) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (7) debt or equity financings or improvement of financial ratings; (8) production volumes, production growth, or debt-adjusted production growth, which may be of oil, gas, natural gas liquids or any combination thereof; (9) general and administrative expenses; (10) net asset value; (11) fair market value of the stock, share price, share price appreciation, total stockholder return or payments of dividends; (12) achievement of savings from business improvement projects and achievement of capital projects deliverables; (13) working capital or working capital changes; (14) operating profit or net operating profit; (15) internal research or development programs; (16) geographic business expansion; (17) corporate development (including licenses, innovation, research or establishment of third party collaborations); (18) performance against environmental, ethics or sustainability targets; (19) safety performance and/or incident rate; (20) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity and time to hire; (21) satisfactory internal or external audits; (22) consummation, implementation or completion of a change in control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (23) regulatory approvals or other regulatory milestones; (24) legal compliance or risk reduction; (25) market share; (26) economic value added; or (27) cost reduction targets. Any of the above goals may be determined pre-tax or post-tax, on an absolute or relative basis, as compared to the performance of a published or special index deemed applicable by the Committee, including, without limitation, the Standard & Poor’s 500 Stock Index or a group of comparable companies, as a ratio with other business criteria, as a ratio over a period of time or on a per unit of measure (such as per day, or per barrel, a volume or thermal unit of gas or a barrel-of-oil equivalent), on a per-share basis (basic or diluted), and on a basis of continuing operations only.
New Plan Benefits
Future grants of awards, if any, that will be made to eligible participants are subject to the discretion of the Compensation Committee and, therefore, it is not possible to determine the awards under the Plan that will be received by our executive officers and other participants.
Amendment, Suspension and Termination
No awards under the Amended and Restated Plan may be granted after July 23, 2031. If the Amended and Restated Plan is not approved by the stockholders at the Annual Meeting the original plan will continue in effect and no awards under the original plan may be granted after December 8, 2029. The Plan may be amended, suspended, or terminated at any time or from time to time by the Compensation Committee, provided that (i) no such amendment or modification may, without written consent of the participant, alter or impair any rights or obligations under any outstanding awards under the Plan; and (ii) no amendment will be effective unless approved by the affirmative vote of the holders of a majority of shares of the Company present, or represented, and entitled to vote at a meeting of stockholders of the Company duly held within twelve months of the date of adoption where such amendment will: (a) increase the total number of shares reserved for the issuance under the Plan; or (b) materially change the standards of eligibility under the Plan; (c) materially increase the benefits which may accrue to participants under the Plan; or (d) result in the adoption of a new plan or require the approval of the stockholders under any applicable tax, regulatory or stock market requirement.
Transfer Restrictions
Except as otherwise determined by the Compensation Committee, no award shall be assignable or transferable except by will or the laws of descent and distribution, and no right or interest of any participant shall be subject to any lien, obligation or liability of the participant.
Securities Law Compliance
In the event that the shares to be acquired pursuant to the Plan are not covered by a then current registration statement under the Securities Act of 1933 (the “Securities Act”), and is not otherwise exempt, such shares will be restricted against transfer to the extent required by the Securities Act and the Compensation Committee may require any participant to represent in writing an intention to invest, rather than distribute, the shares.
Miscellaneous Provisions
The adoption of the Plan will not affect any other compensation or incentive plans in effect for the Company or any subsidiary. Nothing in the Plan guarantees continued employment for any participating employee. The Company and its subsidiaries reserve the right to remove, terminate or discharge any employee at any time and for any reason.
Federal Income Tax Consequences of Stock Options

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Plan based on federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.
Tax Consequences to Participants
With respect to a non-qualified stock option (NQSO), in general: (i) no income will be recognized by an optionee at the time an NQSO is granted; (ii) at the time of exercise of an NQSO, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are nonrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of an NQSO, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.
With respect to an incentive stock option (ISO), no income generally will be recognized by an optionee upon the grant or exercise of an ISO. However, any excess of the fair market value of the shares at the time of exercise over the option price will be subject to the alternative minimum tax. If no disposition of shares issued to an optionee is made within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss.
If shares acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares if a sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.
Stock Awards
Stock awards will generally be taxed as ordinary income when the participant receives the unrestricted right to the shares in the award. In the event the shares in the award are subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code, the participant will not recognize ordinary income at the time of grant of the award. Instead, the participant will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant’s ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture or becomes transferable. Upon a disposition of such shares by the participant, any difference between the sale price and the amount recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.
The participant may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within thirty days of the award) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of award, and the capital gain holding period commences on such date. The ordinary income recognized by an employee will be subject to tax withholding by the Company.
Payment of Withholding Taxes
We may withhold from any stock issuances under the Plan, or collect as a condition of payment, any taxes required by law to be withheld. With the Compensation Committee’s approval a participant may be allowed to satisfy his or her withholding tax obligation by electing to deliver currently owned shares of common stock or to have us withhold, from the shares the participant would otherwise receive, shares of common stock, in each case having a value equal to the minimum amount required to be withheld.
Tax Consequences to the Company
To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the tests of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” under the Code and is not disallowed by Section 162(m) of the Code.

Director Compensation
The Company established the fee for service as an independent director at the rate of $100,000 per year, payable one-half in cash and one-half in common stock for their service during 2020. Beginning January 1, 2021, the Company amended the director’s compensation plan to be payable 100% in cash. However, the Board can elect to pay 50% of such compensation in Company common stock in any year, with a one-year vesting period, by Board resolution at the first meeting of the Board in such year.
The Company pays each director’s reasonable travel, lodging, meals and other expenses connected with their Board service. Directors who are not determined to be independent receive no separate compensation for their service on our Board. Directors who are also our employees do not receive any additional compensation for their service on our Board.
The following table describes the compensation earned by each individual who served as an independent director during 2021:

Name	Fees Earned or Paid in Cash ($)	Stock Awards	All Other Compensation	Totals ($)
Edward L. Kuntz	$100,000	$—	$—	$100,000
Peter C. Mitchell	100,000	—	—	100,000
Matthew W. Morris (1)	25,000	—	—	25,000
Mushahid "Mush" Khan (2)	75,000	—	—	75,000
Total	$300,000	$—	$—	$300,000

(1)    Mr. Morris was elected by the Board on November 2, 2021 to serve as independent director until the next election of directors by the Company’s stockholders.
(2)    Mr. Khan resigned from the Board effective November 2, 2021; until that time, he served as an independent member of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The table below sets forth information, as of April 8, 2022, the amount and percentage of our outstanding shares of common stock beneficially owned by (i) each person known by us to own beneficially more than 5% of our outstanding common stock, (ii) each director, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group. Unless otherwise noted, the following table is based on 18,192,602 shares outstanding as of April 8, 2022.

Name(4)	Common Stock
	Number of Shares	Percent of Class
J. Casey Crenshaw (1)	13,249,730	72.8%
Stacey B. Crenshaw (1)	13,249,730	72.8%
LNG Investment Company, LLC (2)	12,580,808	69.2%
Chart Energy & Chemicals, Inc. (3)	1,470,807	8.1%
Westervelt T. Ballard, Jr.	193,358	1.1%
Andrew L. Puhala	6,617	*
Benjamin J. Broussard	3,000	*
James G. Aivalis	1,100	*
Edward L. Kuntz	28,166	*
Peter C. Mitchell	21,436	*
Matthew W. Morris	8,000	*
All directors and officers as a group of (9) persons	13,511,407	74.3%
*    Indicates less than 1%
(1)    Consists of (i) 12,580,808 shares owned by LNG Investment Company, LLC, which are being registered for resale herein; (ii) 368,511 shares owned by JCH Crenshaw Holdings, LLC (“JCH”), of which 364,136 are being registered for resale herein; the remaining 4,375 are registered shares; (iii) 300,411 shares of Common Stock currently held directly by Mr. Crenshaw. Mr. Crenshaw may be deemed to have voting and dispositive power over the securities held by each of LNG Investment Company, LLC and JCH by virtue of being the sole manager of LNG Investment Company, LLC and the sole managing member of JCH; thus, he may also be deemed to be the beneficial owner of these securities. Mrs. Crenshaw, as the spouse of Mr. Crenshaw, may be deemed to share voting and dispositive power over the securities held by each Mr. Crenshaw, JCH and LNG Investment Company, LLC. Mr. and Mrs. Crenshaw each disclaim any beneficial ownership of the securities owned by LNG Investment Company, LLC, JCH and their respective spouses in excess of their pecuniary interest in such securities.
(2)    LNG Investment Company, LLC owns the 12,580,808 shares received in connection with the Share Exchange. Please see footnote (1) for additional information regarding the shares owned by LNG Investment Company, LLC.
(3)    Chart Energy & Chemicals, Inc. is a wholly owned subsidiary of Chart Industries, Inc. which manages the investments of Chart Energy & Chemicals, Inc. Jillian C. Evanko is the President and Chief Executive Officer of Chart Industries, Inc. and has voting and investment power over the shares held by Chart Energy & Chemicals, Inc. The business address of Chart Energy & Chemicals, Inc. is 8665 New Trails Drive, Suite 100, The Woodlands, Texas 77381. The business address of Chart Industries, Inc. is 3055 Torrington Drive, Ball Ground, Georgia 30107.
(4)    Unless otherwise noted above, the address of the stockholders is c/o Stabilis Solutions, Inc. 11750 Katy Freeway, Suite 900, Houston, Texas 77079.

SELLING STOCKHOLDERS
The selling stockholders may offer and sell, from time to time, any or all of the shares of common stock being offered for resale by this prospectus. The term “selling stockholders” includes the stockholders listed in the table below and their permitted transferees. The shares being registered by the registration statement of which this prospectus forms a part are required to be registered pursuant to the agreements under which the securities were issued.
The following table provides, as of April 8, 2022, information regarding the beneficial ownership of our common stock held by each selling stockholder, the number of shares of common stock that may be sold by each selling stockholder under this prospectus and that each selling stockholder will beneficially own after this offering.
Because each selling stockholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling stockholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling stockholders and further assumed that the selling stockholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.
We may amend or supplement this prospectus from time to time in the future to update or change this selling stockholders list and the securities that may be resold.
Please see the section entitled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Percentage of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock Offered Hereby	Number of Shares of Common Stock Owned After Offering (1)	Percentage of Common Stock Owned After Offering
Casey Crenshaw (2)	13,249,730	72.8%	12,944,944	304,786	1.7%
TGB Equipment Leasing, LLC (3)	500,000	2.8%	500,000	—	—%

(1)    Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus. The registration of these shares does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus.
(2)    Consists of (i) 12,580,808 shares owned by LNG Investment Company, LLC, which are being registered for resale herein; and (ii) 368,511 shares owned by JCH Crenshaw Holdings, LLC (“JCH”), of which 364,136 are being registered for resale herein; the remaining 4,375 are registered shares; (iii) 300,411 shares of Common Stock currently held directly by Mr. Crenshaw. Mr. Crenshaw may be deemed to have voting and dispositive power over the securities held by each of LNG Investment Company, LLC and JCH by virtue of being the sole manager of LNG Investment Company, LLC and the sole managing member of JCH; thus, he may also be deemed to be the beneficial owner of these securities. Mr. Crenshaw disclaims any beneficial ownership of the securities owned by LNG Investment Company, LLC and JCH in excess of his pecuniary interest in such securities.
(3)    Consists of 500,000 shares owned by TGB Equipment Leasing, LLC, a Texas limited liability company (along with HR Nu Blu Energy, LLC, a Texas limited liability company) and Dustin Bailey, a Texas resident and a beneficial owner of Sellers, each a “Seller” and collectively, the “Sellers”, as Parties in connection with transaction whereby Stabilis Solutions completed an asset purchase from TGB Equipment Leasing.The shares are subject to a registration rights agreement, dated June 1, 2021, by and between the Company and the selling stockholder, filed as Exhibit 4.4 to the registration statement of which this prospectus forms a part.

Material Relationships with Selling Stockholders
Casey Crenshaw serves as the Chairman of our Board. Prior to the Share Exchange, he served on the Board of Directors of American Electric from 2012 to July 2019 and as the Executive Chairman of the Board of Directors of Stabilis Energy, LLC from November 2018 until July 2019.
Mr. Crenshaw is deemed to jointly control with family members both Crenshaw Family Holdings, LP and The Modern Group, from whom the Company purchases certain supplies, equipment and services. Please see “Certain Relationships and Related Party Transactions” appearing elsewhere in this prospectus for additional information regarding these relationships.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Registration Rights Agreements
We are party to registration rights agreements with the selling stockholders. The registration rights agreements contain provisions that entitle the selling stockholders to certain rights to have their securities registered by us under the Securities Act. The registration rights agreements provide that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act. These agreements are filed as Exhibits 4.2 and 4.4 to the registration statement of which this prospectus forms a part.
Applied Cryo Technologies, Inc.
During the year ended December 31, 2021, the Company paid Applied Cryo Technologies, Inc. (“ACT”), a company owned 51% by Crenshaw Family Holdings, LP (“Crenshaw Family Holdings”), $557,029 for equipment, repairs and services. Casey Crenshaw, the Company’s controlling shareholder, is the beneficial owner of 25% of Crenshaw Family Holdings and is deemed to jointly control Crenshaw Family Holdings with family members. The Company had $29,499 of sales to ACT during the year ended December 31, 2021. The Company had $18,107 in accounts receivable due from ACT at December 31, 2021. As of December 31, 2021, the Company had $22,788 in accounts payable due to ACT. Crenshaw Family Holdings sold its interest in ACT on November 22, 2021.
The Modern Group
The Company purchases supplies and services from a subsidiary of The Modern Group. Casey Crenshaw is the beneficial owner of 25% of The Modern Group and is deemed to jointly control The Modern Group with family members. During the year ended December 31, 2021, the Company made purchases of supplies and services from a subsidiary of The Modern Group totaling $1,033,756. The Company had $12,981 of sales to The Modern Group during the year ended December 31, 2021. The Company had no receivables due from The Modern Group at December 31, 2021. As of December 31, 2021, the Company had $720,727 in accounts payable due to a subsidiary of The Modern Group.
Chart E&C
Chart Energy & Chemicals, Inc. (“Chart E&C”) beneficially owns 8.3% of our outstanding common stock and was party to a Secured Term Note Payable with the Company prior to its repayment by the Company during the three months ended September 30, 2021. The Company purchases services from Chart E&C. During the year ended December 31, 2021, purchases from Chart E&C totaled $276,886. As of December 31, 2021, the Company had $192,014 in accounts payable due to Chart E&C.
Secured Promissory Note with M/G Finance Co., Ltd.
On September 20, 2021, the Company amended its secured promissory note with M/G Finance Co., Ltd, a related party, to defer scheduled debt and interest payments for September through December 2021 for a period of one year, such payments to be included with the scheduled payments for September through December 2022. On March 9, 2022, the Company executed Amendment No. 2 to its secured promissory note with M/G Finance Co., Ltd to defer scheduled debt and interest payments beginning April 2022 and lower the interest rate from 12.0% to 6.0%. Repayments under the amendment will resume in October 2022 and will be in equal monthly installments through December 2023. The secured promissory note is secured by certain equipment of the Company.

DESCRIPTION OF CAPITAL STOCK
Common Stock
We are authorized to issue 37,500,000 shares of common stock, $0.001 par value of which 18,192,602 shares are outstanding as of April 8, 2022. The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.
Dividend Policy
We have not paid any dividends on our common stock in either of the last two years and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.
Preferred Stock
Our Board of Directors has the authority, without stockholder approval, to issue up to 1,000,000 shares of Preferred Stock, $0.001 par value. The authorized Preferred Stock may be issued by the Board of Directors in one or more series and with the rights, privileges and limitations of the Preferred Stock determined by the Board of Directors. The rights, preferences, powers and limitations of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. As of the date of this prospectus, we have no Preferred Stock outstanding.
Stock Options, Incentive Awards and Warrants
We are authorized to issue stock options and other forms of equity compensation under our 2019 Long Term Incentive Plan.
As of the date of this prospectus, the Company had 465,781 Restricted Stock Units outstanding. We had 2,074,505 outstanding Stock Options to purchase the Company's common stock as follows:

Date of Issuance	No. of Options	Exercise Price	Expiration Date
Aug. 23, 2021	1,300,000	$10.00	August 23, 2031
Feb. 18, 2022	774,505	$6.00	February 18, 2032
The Company had Warrants to purchase 62,500 shares of our common stock as follows (the “2017 Warrants”):

Date of Issuance	No. of Warrants	Exercise Price	Expiration Date
Nov. 13, 2017	62,500	$18.08	November 13, 2022
The 2017 Warrants were issued to an unaffiliated entity to purchase 62,500 shares of our common stock, in consideration of an amendment, to a senior secured term loan made by the entity. The warrants were not offered publicly, but only to the lender of the senior secured term loan.

Registration Rights
We agreed to provide certain registration rights to certain holders of our common stock pursuant to the terms of the agreements filed as Exhibits 4.2, 4.3, 4.4 and 4.5 to the registration statement of which this prospectus forms a part.
Anti-Takeover Effects of Provisions of Florida Law and Our Articles of Incorporation and Bylaws
Our articles of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the board of directors. These provisions include:
No Cumulative Voting
Under Florida law, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorizes cumulative voting. Our articles of incorporation does not grant shareholders the right to vote cumulatively.
Blank Check Preferred Stock
The availability of the 1,000,000 authorized preferred stock for issuance under our articles of incorporation provides the board of directors with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows the Company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock will be available for issuance without further action by the Company’s shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt.
Advance Notice Procedure
Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.
Our bylaws provide that, as to the notice of stockholder proposals of business to be brought at the annual meeting of stockholders, notice must be delivered to our corporate secretary not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, such notice must be so received not earlier than the close of business on the 90th day and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which the notice of the date of the annual meeting was mailed or public disclosure thereof was made). The procedures set forth in our bylaws for business to be properly brought before an annual meeting by a stockholder are in addition to, and not in lieu of, the requirements set forth in Rule 14a-8 under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Nominations for the election of Directors may be made by any stockholder of record entitled to vote for the election of Directors at an annual or special meeting of stockholders; provided, however, that a stockholder may nominate persons for election as Directors only if written notice of such stockholder’s intention to make such nominations is received by the Secretary not later than (i) with respect to an election to be held at an annual meeting of stockholders, not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, such notice must be so received not earlier than the close of business on the 90th day and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure thereof was made) and (ii) with respect to an election to be held at a special meeting of stockholders for the election of Directors, the close of business on the seventh business day following the date on which notice of such meeting is first given to stockholders. Any such stockholder’s notice shall set forth (a) the name and address of the stockholder who intends to make a nomination; (b) a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of the corporation that are beneficially owned by the stockholder; (c) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (d) as to each person the stockholder proposes to nominate for election or re-election as a Director, the name and address of such person and such other information regarding such nominee as would be required in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had such nominee been nominated by the Board, and a description of any arrangements or understandings, between the stockholder and such nominee and any other persons (including their names), pursuant to which the nomination is to be made; and (e) the consent of each such nominee to serve as a Director if elected.
Section 607.0901 of the Florida Statutes
We are subject to Section 607.0901 of the Florida Statutes. In general, Section 607.0901 regulates certain transactions between a corporation and an “interested shareholder,” one who beneficially owns more than ten percent of the corporation’s outstanding voting shares. The statute provides significant protection to minority shareholders by assuring that the transactions covered by the statute are either (a) procedurally fair (i.e., the transaction is approved by disinterested directors or disinterested shareholders) or (b) substantively fair (i.e., result in a fair price to the shareholders).
Section 607.0902 of the Florida Statutes
We are subject to Section 607.0902 of the Florida Statutes. In general, Section 607.0902 focuses on the acquisition of “control shares” in an issuing public corporation. When control shares are acquired in a “control share acquisition,” the shares do not have voting rights. Voting rights may be restored only if the bidder files an acquiring person statement and requests a shareholder meeting to vote on whether the bidder’s shares should be accorded voting rights. Voting rights are restored only to the extent approved by the disinterested shareholders (which excludes both the bidder and management shareholders). Alternatively, the bidder’s shares will have voting rights if the acquisition is approved by the target company’s board of directors. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock is traded on The Nasdaq Stock Market LLC under the symbol “SLNG.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by an investor that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders of our common stock in light of their personal circumstances. In addition, this summary does not address the 3.8% Medicare tax on certain investment income that may apply to dispositions of our common stock or dividends received with respect to our common stock, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, including, without limitation:
•banks, insurance companies or other financial institutions;
•tax-exempt or governmental organizations;
•qualified foreign pension funds (and entities all of the interests of which are owned by qualified foreign pension funds);
•dealers in securities or foreign currencies;
•traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•persons subject to the alternative minimum tax;
•partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•certain former citizens or long-term residents of the United States;
•persons that elect to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock; and
•persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.
PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, INCLUDING RECENTLY ENACTED TAX REFORM LEGISLATION, TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON- U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
U.S. Holder and Non-U.S. Holder Defined
For purposes of this discussion, a “U.S. holder” is any beneficial owner of our common stock that is a “U.S. Person,” and is not a partnership, or an entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes. A U.S. Person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia
•an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. holder or a partnership, or other entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax own advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Tax Consequences to U.S. Holders
Distributions on Common Stock
In the event we make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in income by the U.S. holder and taxable as ordinary income when received. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Tax Consequences to U.S. Holders-Gain on Disposition of Common Stock.” Subject to applicable limitations, dividends paid to certain non-corporate U.S. holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction if the U.S. holder meets certain holding period and other applicable requirements.
Gain on Disposition of Common Stock
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common stock will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder held the common stock for more than one year. The amount of the gain or loss will equal the difference between the U.S. holder’s tax basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders
Distributions on Common Stock
In the event we make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Tax Consequences to Non-U.S. Holders-Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and except as with respect to dividends that are effectively connected with a U.S. trade or business, each of which is discussed below, dividends paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form), which must be updated periodically, certifying qualification for the reduced rate. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI (or other successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.
Gain on Disposition of Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for our common stock.
A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders (regardless of the percentage of stock owned) generally would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from the sale of our common stock by such non- U.S. holders.
Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.
Backup Withholding and Information Reporting
Information returns may be filed with the IRS in connection with distributions on common stock, and the proceeds of a sale or other disposition of common stock. A non-exempt U.S. holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A non-U.S. holder may be subject to U.S. information reporting and backup withholding on these payments unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. Person (within the meaning of the Code). The certification requirements generally will be satisfied if the Non-U.S. holder provides the applicable withholding agent with a statement on the applicable IRS Form W-8BEN or IRS Form W-8BEN-E (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such non-U.S. holder is not a U.S. Person. Applicable U.S. Treasury regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock paid to a non-U.S. holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the non-U.S. holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W- 8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a U.S. Person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-9, W-8BEN, W-8BEN-E or other applicable form) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. The U.S. Treasury has released proposed U.S. Treasury regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed U.S. Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The rules under FATCA are complex. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares of common stock from time to time at the prevailing market price or in privately negotiated transactions.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
1.ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
2.block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
3.purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
4.an exchange distribution in accordance with the rules of the applicable exchange;
5.privately negotiated transactions;
6.in underwritten transactions;
7.short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC by the selling stockholder who is not a director of the Company;
8.through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
9.broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
10.a combination of any such methods of sale; and
11.any other method permitted pursuant to applicable law.
The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on The Nasdaq Stock Market LLC.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.
The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.
The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under registration rights agreements with the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreements, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock, including the reasonable legal fees of the selling stockholders. All other expenses of issuance and distribution including brokers’ or underwriters’ discounts and commissions, if any, and all transfer taxes and transfer fees relating to the sale or disposition of the common stock by the selling stockholders will be borne by the selling stockholders.
The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.
To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.
We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities.
Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered hereby.

LEGAL MATTERS
Certain legal matters in connection with this offering, including the validity of the shares of common stock offered by this prospectus, will be passed upon for us by Holland & Knight LLP, Dallas and Houston, Texas, and Joel Bernstein, attorney at law, Boca Raton, Florida. Any underwriter or agent will be advised about other issues relating to any offering by its own legal counsel.
EXPERTS
The consolidated financial statements of Stabilis Solutions, Inc. incorporated in this Prospectus, by reference to the Annual Report on Form 10-K for the year ended December 31, 2021, have been so incorporated in reliance on the report of Ham, Langston and Brezina, L.L.P., an independent registered public accounting firm, given upon their authority as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. You may request a copy of these filings, which we will provide to you at no cost, by writing or telephoning us at the following address and telephone number:

Stabilis Solutions, Inc.
Attention: Corporate Secretary
11750 Katy Freeway, Suite 900
Houston, Texas 77079
832-456-6500

Our SEC filings are also available to the public at the Stabilis Investor Relations website at https://investors.stabilis-solutions.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to incorporate by reference the information we file with it, which means that we are disclosing important information to you by referring you to other documents.. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any information in those documents that is deemed by the rules of the SEC to be furnished not filed, until all offerings under the registration statement are completed:
•our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022; and
•the description of our shares of common stock contained in Exhibit 4.5 filed with our Annual Report on Form 10-K for the year ended December 31, 2021, including any amendment or report filed for the purpose of updating such description.
These reports contain important information about us, our financial condition and our results of operations.
All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this registration statement are terminated shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.